UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42042

ZEEKR Intelligent Technology Holding Limited

(Exact Name of Registrant as Specified in Its Charter)

Room 2301, Building 1,

Dadao Wangchao Shangwu Center,

Yingfeng Street, Xiaoshan District,

Hangzhou, Zhejiang Province, China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release titled “Zeekr Group Announces Receipt of a Preliminary Non-Binding Proposal to Acquire the Company.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZEEKR Intelligent Technology Holding Limited

Date: May 8, 2025	By:	/s/ Conghui An
		Name:	Conghui An
		Title:	Chief Executive Officer